Exhibit 99.23

Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and address of the Company.

AVALON RARE METALS INC. (the “Issuer”)
130 Adelaide Street West
Suite 1901
Toronto, ON  M5H 3P5

2.	Date of Material Change.

October 4, 2010

3.	News Release.

A press release disclosing the material change was released on October 5, 2010 through the facilities of Marketwire and was also posted to SEDAR – see Schedule “A” attached.

4.	Summary of Material Change.

The Issuer has raised $9,618,762 from the exercise of eligible share purchase warrants and broker warrants issued as part of the financing completed in September 2009.

5.	Full Description of Material Change.

On August 17, 2010, the Issuer announced a time-limited warrant amendment program to reduce the exercise price of eligible warrants from $3.00 to an amended exercise price of $2.51 for a 30-day period from September 1, 2010 until September 30, 2010.  This amended price was based on the volume weighted average trading price of the Company’s shares for the five trading days prior to the date of the announcement.  A total of 3,483,650 eligible share purchase warrants and 360,000 broker warrants were exercised for total proceeds of $9,618,761.50.  A balance of 68,850 warrants and 90,000 broker warrants remain unexercised from the Issuer’s 2009 financing, all of which expire on September 17, 2011.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

The report is not being filed on a confidential basis.

7.	Omitted Information.

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer.

Donald S. Bubar, President & CEO

9.	Date of Report.

This report is dated at Toronto, this 7th day of October, 2010.

AVALON RARE METALS INC.

Per:	“Charlotte May” (signed)
Charlotte May, Corporate Secretary

SCHEDULE “A”

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

October 5, 2010	No. 10-20

Avalon Receives Additional $9.6 Million Dollars in
Financing from Exercise of Amended Warrants

Toronto, ON, — Avalon Rare Metals Inc. (the “Company” or “Avalon”) (AVL:TSX; AVARF:OTCQX) announced today that it has raised an additional $9,618,762 from the exercise of eligible share purchase warrants and broker warrants issued as part of the financing completed in September 2009.

On August 17, 2010, the Company announced a time-limited warrant amendment program to reduce the exercise price of eligible warrants from $3.00 to an amended exercise price of $2.51 for a 30-day period from September 1, 2010 until September 30, 2010.  This amended price was based on the volume weighted average trading price of the Company’s shares for the five trading days prior to the date of the announcement.

A total of 3,483,650 eligible share purchase warrants and 360,000 broker warrants were exercised.  There are now only 68,850 warrants and 90,000 broker warrants remaining unexercised from the Company’s 2009 financing, all of which expire on September 17, 2011.

As a result of this warrant amendment program and the proceeds of the prospectus offering that closed on September 30, 2010, the Company now has a cash position of approximately $43 million. The Company currently has 92,269,320 shares issued and outstanding (103,008,970 on a fully diluted basis).

Don Bubar, Avalon’s President and CEO, was pleased with the near universal uptake by the warrant holders, stating, “This reflects the high degree of confidence our shareholders have in the development potential of the Nechalacho Heavy Rare Earths project.” Bubar added, “The $43 million in cash resources now in the treasury provides Avalon with the funds to complete the Bankable Feasibility Study by 2012, and also allows the Company to make the longer range financial commitments necessary to complete this work on schedule.”

Approximately $3 million of the $43 million in planned expenditures have already been incurred primarily for bulk sample collection and the initiation of pilot plant work. Work continues on the Nechalacho project site with two drills operating steadily.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in clean technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Donald S Bubar, M.Sc., P.Geo., President and CEO, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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